XZERES, CORP

9025 SW Hillman Court, Suite 3126

Wilsonville, OR 97070

January 17, 2013

VIA EDGAR

Kevin L. Vaughn

Accounting Branch Chief

C/o Jay Webb, Reviewing Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	XZERES, Corp

Form 10-K for Fiscal Year Ended February 29, 2012

Filed June 13, 2012

File No. 333-91191

Dear Mr. Vaughn:

This letter is in response to your letter dated December 19, 2012 (the “Letter”) and to the comments that your staff delivered telephonically on January 9, 2013. For your ease of reference, I have repeated your comments from the Letter in this response. I have also filed Amendment No. 2 (the “Amendment”) to the Form 10-K that was filed with the Commission on June 13, 2012.

Form 10-K for the Fiscal Year Ended February 29, 2012

Item 9A. Controls and Procedures, page 22

Management’s Report on Internal Control over Financial Reporting, page 22

1.     We note the disclosure relating to your management’s evaluation of your disclosure controls and procedures but we note no disclosure of your management having performed the required assessment of your internal control over financial reporting as of February 29, 2012, or of your management’s conclusion on the effectiveness of your internal control over financial reporting as of that date. If your management has not yet performed its assessment, we ask that you complete your evaluation. Please amend your filing to provide the required management’s report on internal control over financial reporting. Refer to Item 308 of Regulation S-K.

The Form 10-K has been amended as you requested. Please see Item 9A. of the Amendment.

Kevin L. Vaughn

Accounting Branch Chief

C/o Jay Webb, Reviewing Accountant

United States Securities and Exchange Commission

January 17, 2013

2.       In a related matter, we see that your Chief Executive Officer and your Chief Financial Officer concluded that as of February 29, 2012 your disclosure controls and procedures are effective. Note the definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and “reported” within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. Accordingly, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure, as appropriate, in your amended Form 10-K.

We have considered whether our management’s failure to effectively complete its report on internal control over financial reporting impacted our conclusions regarding the effectiveness of our disclosure controls and procedures as of the end of the fiscal year covered by the report and concluded that it did. The Form 10-K has been amended to reflect this conclusion. Please see Item 9A. of the Amendment.

I hope that I have adequately addressed your comments. If you have further comments, I ask that you forward a copy of them by facsimile to Peter Hogan, Esq. of Richardson & Patel LLP at (310) 208-1154. Mr. Hogan’s telephone number is (310) 208-1182.

I look forward to hearing from you shortly.

Very truly yours,

XZERES CORP

/s/ Frank Greco
Chief Executive Officer